M-real Corporation's Stock Exchange Release of 15 November 2006 at 12.20 p.m.

M-REAL CORPORATION ASKS UPM-KYMMENE FOR FURTHER CLARIFICATIONS NECESSARY IN ORDER TO CONSIDER THE OFFER FOR METSÄ-BOTNIA'S SHARES

M-real Corporation's Board of Directors has discussed today preliminarily the offer of 2 November 2006 from UPM-Kymmene to buy 15% of Metsä-Botnia shares. The offer is valid for the time being, and UPM can, if it decides to do so, discontinue the validity of the offer before M-real announces to UPM that it has accepted the offer. On 9 November 2006 UPM published a stock exchange release on the offer.

M-real's Board of Directors has decided in its meeting to establish a committee comprised of members independent from Metsäliitto Cooperative. The committee will evaluate and, if necessary, prepare the sale of Metsä-Botnia's shares. The members of the Board of Directors belonging to the committee are Asmo Kalpala, Erkki Karmila, Antti Tanskanen and Kim Gran.The committee is chaired by Kim Gran. The committee has nominated the law firm Roschier, Attorneys Ltd. as its legal advisor and investment bank JP Morgan as its advisor in valuating Metsä-Botnia shares.

UPM's offer includes a condition concerning competition law authorisations which was not mentioned in the company's stock exchange release. M-real's Board of Directors has therefore aimed to clarify whether UPM's offer is feasible from the competition law point of view. The clarifications made until now imply that major competition law uncertainties would be involved in implementing UPM's offer.

When considering a possible share transaction major strategic and contractual issues from M-real's point of view related to the transfer of control need to be resolved. The transfer of control in Metsä-Botnia to M-real's competitor would require certainty that the change would not, from M-real's point of view, harm pulp deliveries, energy supply or the operations of the integrated plants in general. To accomplish such certainty by agreement might involve significant problems, and providing the certainty might also affect UPM's willingness to pay the control premium for Metsä-Botnia's shares which was explicitly mentioned in the offer but was not mentioned in the stock exchange release. In addition, changes in the structure of the shareholder agreement concerning Metsä-Botnia's shares might lead to competition law problems.

To be able for M-real to evaluate the fairness of UPM's offer and to have an insight of the offer's overall impacts on M-real's operations, M-real's Board of Directors has decided to ask UPM for further clarifications about the above mentioned strategic and competition law issues.

M-REAL CORPORATION


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